Exhibit 99.8

Photovoltech Inaugurates New Production Line
and Approves Further Solar Energy Investment

Total
Philippe Gateau
+33 (0)1 47 44 47 05
philippe.gateau@total.com
Suez
Caroline Lambrinidis
+33 (0)1 40 06 66 54
caroline.lambrinidis@suez.com
IMEC
Katrien Marent
+32 (0)16 28 18 80
katrien.marent@imec.be
Photovoltech
Johan Nijs
+32 (0)16 80 58 51
johan.nijs@photovoltech.be
Tienen, Belgium, November 21, 2007 — Photovoltech, a European leader in photovoltaic cell production, today inaugurated a new production line at a ceremony attended by Kris Peeters, Minister-President of Flanders, Christophe de Margerie, C.E.O. of Total, and Gérard Mestrallet, Chairman and C.E.O. of SUEZ. Built at a cost of €30 million, the new line raises Photovoltech’s total production capacity to 80 MWp1 a year from 20 MWp. The company is owned by Total, SUEZ and Imec2.
Taking advantage of the opportunity provided by the inauguration, Photovoltech also announced a further investment of €45 million to increase total production capacity to 140 MWp by 2009. Around 60 jobs will be created.
“Ambitious photovoltaic solar energy plans are critical for the planet,” said Christophe de Margerie. “Photovoltech is one of the pillars on which we intend to build a world-class business across the entire photovoltaic solar energy chain.”
“Renewable energies are a priority for Europe and for SUEZ,” commented Gérard Mestrallet. “They will help to respond to the key challenge of the future—delivering reliable, environmentally friendly, competitively-priced energy. Photovoltech’s solar energy expertise is an invaluable asset for our Group.”
The strong growth outlook for solar energy in Europe means that Photovoltech can confidently continue to increase its photovoltaic cell production capacity, which is expected to give the company a 4% to 5% share of the global market in 2015.
Photovoltech was created in December 2001 by Total, SUEZ (through Electrabel) and Imec, which today hold respective interests of 47.8%, 47.8% including Soltech’s stake, and 4.4%. The photovoltaic cells are manufactured using Imec-developed technology. Photovoltech reported revenue of €40 million in 2006.
1. MWp:	A peak megawatt is equivalent to one million peak watts. The peak watt is the unit used to measure the standardized power output of a photovoltaic cell or module under standard test conditions.

2. Imec:	Interuniversity MicroElectronics Center, Europe’s leading independent research center in the field of microelectronics.